ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

December 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Registration Statement on Form F-1 Response Dated December 2, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 9, 2020 regarding our response letter filed on December 2, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A part II only amended Registration Statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Registration Statement on Form F-1

Exhibit 23.1, page 1

Please note that, prior to effectiveness, you will need to file an updated auditor consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an updated auditor consent along with Form F-1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC